FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

February 23, 2005

ITEM 3   News Release:

A press release was issued on January 25, 2005 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

Enterra has entered into a letter of intent with Rocky Mountain Gas, Inc. (“RMG”), U.S.Energy Corp. (“USE”) and Crested Corp. (“Crested”) for the acquisition of RMG by Enterra pursuant to a merger under Wyoming law.  Enterra will pay US$30 million for all of the securities of RMG, as to approximately $20 million by the issuance of exchangeable shares from an affiliated company and approximately $10 million in cash.  In addition RMG will have approximately US$3.5 million long-term debt when it is acquired by Enterra.

ITEM 5   Full Description of Material Change:

Enterra has entered into a letter of intent with Rocky Mountain Gas, Inc. (“RMG”), U.S.Energy Corp. (“USE”) and Crested Corp. (“Crested”) for the acquisition of RMG by Enterra pursuant to a merger under Wyoming law.  Enterra will pay US$30 million for all of the securities of RMG, as to approximately $20 million by the issuance of exchangeable shares from an affiliated company and approximately $10 million in cash.  In addition RMG will have approximately US$3.5 million long-term debt when it is acquired by Enterra.  The exchangeable shares issued to RMG holders will be exchangeable on a one-for-one basis for Enterra  trust units 12 months after the completion of the merger. The cash portion of the consideration may be paid by nominees of Enterra.

USE and Crested jointly own approximately 92.7% of RMG, and, as signatories to the letter of intent, have agreed to vote their RMG shares in support of the merger.   Completion of the merger, which is expected to close by May 1, 2005, is subject to approval of RMG’s shareholders and regulatory and stock exchange approvals, as well as the satisfaction of a number of certain conditions, precedent, including Enterra's completion of due diligence with respect to RMG with satisfactory results and the parties entering into a mutually agreeable definitive pre-acquisition agreement.

RMG holds natural gas assets in Montana and Wyoming.  A portion of the Wyoming assets currently generates net/net production of approximately 2.2 million BTU’s per day.  RMG has approximately 130,000 net acres of production rights to coalbed methane.  RMG also owns approximately 17% of Pinnacle Gas Resources, Inc, a private coalbed methane exploration and production company.  Under the terms of the letter of intent, for a transition period of up to 12 months following the merger, USE will continue to provide personnel and advice to RMG under a consulting contract.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, President and Chief Operating Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on March 1, 2005.